INDOSAT FINANCE COMPANY B.V. ANNOUNCES FINAL RESULTS OF

THE CONSENT SOLICITATION

Jakarta, July 31, 2010 (New York, July 31, 2010) —Indosat Finance Company B.V. (“IFC”) today announced the final results of its previously announced Consent Solicitation.

IFC also announced that Indosat Palapa Company B.V., an affiliate of IFC, has completed its issuance of Guaranteed Senior Notes due 2020 pursuant to a confidential offering memorandum in a private placement under Rule 144A and Regulation S of the U.S. Securities Act of 1933, as amended (the “New Notes Offering”). The successful completion of the New Notes Offering on terms and conditions satisfactory to IFC, and with net proceeds transferred to IFC in an amount sufficient to pay for consents delivered in the Consent Solicitation, was a condition to the completion of the Consent Solicitation. This condition has now been satisfied. The terms and conditions of the Consent Solicitation are described in detail in the consent solicitation statement dated May 11, 2010 (the “Consent Solicitation Statement”).

Based on a final count by the information agent for the Consent Solicitation, consents relating to US$186,370,000 aggregate principal amount of IFC’s 7.75% Guaranteed Notes due 2010 (the “2010 Notes”) were validly delivered and not validly revoked. IFC has accepted all consents validly delivered and not validly revoked as of the Consent Expiration Date. The Issuers expect to settle all consent payments on or before August 3, 2010, New York City time.

The Issuers engaged Citigroup Global Markets Limited, DBS Bank Ltd., Deutsche Bank AG, Singapore Branch, The Hongkong and Shanghai Banking Corporation Limited and The Royal Bank of Scotland plc as solicitation agents for the Consent Solicitation. D.F. King & Co., Inc. was retained to serve as the information agent for the Consent Solicitation.

This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities. The Consent Solicitation was only made pursuant to and, except as noted above, subject to the terms and conditions of the Consent Solicitation Statement that IFC has distributed to holders of the 2010 Notes. The Consent Solicitation was not made to holders of the 2010 Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

About Indosat

Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), fixed telecommunication services or fixed voice (IDD 001, IDD 008 and FlatCall 01016, fixed wireless service, StarOne,  and fixed line service, Indosat Phone). The company also provides Multimedia, Internet & Data Communication Services (MIDI) through its subsidiary company, Indosat Mega Media (IM2) and Lintasarta. Indosat is also the pioneer in providing postpaid and prepaid 3.5G cellular services using HSPA+ technology. And the Company’s shares are listed in the Indonesia Stock Exchange (IDX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

For further information please contact:

Investor Relations

Tel:

62-21-3869615

Fax :

62-21-30003757

Email :

investor@indosat.com

Website:

www.indosat.com

Corporate Secretary

Tel:

62-21-3869614

Fax:

62-21-30003754

Disclaimer:

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.